Christopher Carroll
Senior Vice President and
Chief Accounting Officer

Interpublic Group
1114 Avenue of the Americas
New York, NY 10036

www.interpublic.com
(212) 704-1430

July 23, 2015

Via Email and Edgar Transmission
Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal year Ended December 31 2014
Filed February 23, 2015
File No. 001-06686

Dear Mr. Spirgel:

By letter dated July 16, 2015, you provided certain comments on the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company” or “we”) for the year ended December 31, 2014 (the “2014 Form 10-K”). This letter sets forth our responses to these comments. For convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.
General

1. You stated in your letter to us dated October 3, 2012 that you had operations in Syria. You also list on your website your global media agency UA’s office in Damascus, Syria. Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K contacts with Syria. Please provide us with information regarding your contacts with Syria since the referenced letter. You should describe any services you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Syria or entities it controls.

Mr. Larry Spirgel
Securities and Exchange Commission

The Company has a policy, applicable to all of its agencies and employees, requiring compliance across our global operations with applicable economic sanctions imposed by the United States. The Company is aware of the enhanced U.S. sanctions with respect to Syria and our policy requires compliance with all applicable regulations.
Regarding Syria, as we advised the Staff in our letter dated December 18, 2009, in July 2008 we acquired a majority interest in Middle East Communication Network Holding Company WLL (“MCN”), a Bahrain corporation. In our letter dated October 3, 2012, we stated MCN conducts limited operations in Syria through four legal entities (the “Syrian Operations”). One of these legal entities operated using the name UM, our global media agency.
In 2014, our Syrian operations ceased operations and are now dormant. MCN is currently in the process of liquidating and divesting all remaining assets and expect to exit Syria entirely upon the final sale of our legal entities, which is expected to close later in 2015 for an insignificant sum.
The Syrian Operations provided local advertising services to both multinational and local companies. They sold no goods and did not provide any financial services. The Syrian Operations are all non-U.S. entities, organized under the laws of and domiciled in Syria. No U.S. persons are employed by, or serve as directors of, any of the Syrian Operations, and, as such, no U.S. person has operational control (other than the indirect ownership stake of the Company) over the Syrian Operations. Furthermore, in accordance with U.S. laws and regulations, the Syrian Operations do not and did not provide services to any person appearing on the Specially Designated Nationals List maintained by the U.S. Department of the Treasury's Office of Foreign Assets Control.
2.Please discuss the materiality of the contacts with Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.
You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

Mr. Larry Spirgel
Securities and Exchange Commission

We have reviewed the geographic breakdown of our consolidated assets and liabilities at December 31, 2012, 2013 and 2014, and June 30, 2015, and our consolidated revenues for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2015. As mentioned, MCN ceased operations within Syria in 2014 and is in the process of liquidating and disposing of the entities.
The assets and liabilities attributable to the Syrian Operations compared to consolidated Interpublic assets and liabilities since our October 2012 letter were as follows:

	Syrian Operations Assets	Interpublic Assets
	(in millions)
December 31, 2012	$3.2	$13,493.9
December 31, 2013	1.2	12,905.0
December 31, 2014	0.6	12,747.2
June 30, 2015	0.6	11,499.3

	Syrian Operations Liabilities	Interpublic Liabilities
	(in millions)
December 31, 2012	$1.9	$10,810.0
December 31, 2013	0.4	10,405.2
December 31, 2014	0.2	10,338.6
June 30, 2015	0.2	9,256.2

The assets and liabilities attributable to the Syrian Operations were less than 0.03% of Interpublic’s corresponding consolidated assets and liabilities at all dates reflected above.
Interpublic’s consolidated revenues compared to the revenues attributable to the Syrian Operations for the periods since our October 2012 letter were as follows:

Mr. Larry Spirgel
Securities and Exchange Commission

	Syrian Operations Revenues	Interpublic Revenues
Period ended	(in millions)
December 31, 2012	$1.2	$6,956.2
December 31, 2013	0.3	7,122.3
December 31, 2014	0.1	7,537.1
June 30, 2015	0	3,552.1

The revenues attributable to the Syrian Operations are less than 0.02% of Interpublic’s corresponding consolidated revenues for each of the periods reflected above.
We believe these amounts are quantitatively immaterial. We have also considered the qualitative factors that a reasonable investor might consider important, and we continue to be mindful of the investor sentiment to which you refer in your letter. Based on our consideration of both quantitative and qualitative factors, we believe that the limited activities, prior to ceasing operations in 2014, of the Syrian Operations were not material to the Company’s investors, and that they are highly unlikely to give rise to any adverse investor reaction, because of the extremely limited (and decreasing, in both absolute and relative terms) extent of those activities and, as detailed in our response to comment 1, above, Interpublic’s compliance with applicable U.S. sanctions, the nature of the services provided and the nature of the customers involved. We also note that we are unaware of any investor inquiries about or divestiture of Company stock in connection with this subject.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 16

3.We note you disclose a “challenging economic climate” to describe declines in international organic revenue for Continental Europe during 2014 and 2013. Please consider expanding your disclosure to elaborate on what economic drivers are unique to this region and whether you expect this adverse trend to continue. We note, for example, that the United Kingdom does not appear to be experiencing similar organic revenue pressure.

In response to the Staff's comment, in future Annual Reports on Form 10-K, beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2015, in addition to our existing disclosures, we will expand the Company’s discussion of declines in international organic revenue for Continental Europe during 2014 within Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the following:

Mr. Larry Spirgel
Securities and Exchange Commission

Since the global recession, the economic recovery in Continental Europe, taken as a group, has been subdued and as a result has lagged behind most other mature economies.  Relatively high unemployment and very low inflation has led to lower than expected gross domestic product (GDP) resulting in a challenging economic climate.  We expect economic and business conditions to improve at a slow to moderate pace in 2015 and 2016.
As noted in Management’s Discussion and Analysis of Financial Condition and Results of Operations on the Company’s Form 10-Q for the period ended June 30, 2015 filed on July 23, 2015, Continental Europe showed a moderate organic revenue improvement in the quarter.

Income Taxes, page 21

4.You disclose both a valuation allowance reversal of $124.8 million and the establishment of an offsetting valuation allowance of $57.2 million in Continental Europe. Please tell us in more detail how you considered the criteria in ASC 740-10-30, paragraphs 21 through 23, in forming your conclusion that you will be able to re-establish a pattern of sufficient tax profitability in these continental jurisdictions.

With respect to the valuation allowance of $124.8 million reversed in the fourth quarter of 2014, the tax benefit is a tax loss carryforward of an entity incorporated and domiciled in a jurisdiction in Continental Europe. The tax losses were derived from impairments of the carrying values of consolidated subsidiaries. This entity has a long history as an intercompany financing center with a predictable flow of income and expenses. The source of future taxable income, available under the laws of the taxing jurisdiction, is intercompany financing income, which is the result of actions we committed to in the fourth quarter of 2014, and have since been executed. The actions we have taken involve the transfers and reorganization of intercompany balances and the recapitalization of certain intercompany debt to increase the entity’s taxable intercompany financing income. Income from intercompany financing structures has a long established pattern of being predictable and reliable for the Company. The actions we committed to in the fourth quarter are referred to on Page 64 of the 2014 Form 10-K (the Tax Footnote) as ‘an internal financing tax action plan.’

Mr. Larry Spirgel
Securities and Exchange Commission

In forming our conclusion that a valuation allowance was not needed for this tax benefit, we have considered all the available evidence, both negative and positive, as required in ASC 740-30-21 to 23.  For example, the entity does not have cumulative losses in recent years, nor are there any unsettled circumstances which may adversely impact future taxable profit levels. Additionally, the entity has a history of predictable cash flows, is domiciled in a jurisdiction with an unlimited tax loss carryforward period, and, based on the actions taken, the Company expects a sustained level of profitability in the future.

ASC 740-30-23 requires that an entity use judgment in considering the relative impact of negative and positive evidence, with weight given more to objectively verifiable evidence. We have given due consideration to all the factors and believe the positive evidence outweighs the negative evidence. Based on this evaluation, we have concluded, pursuant to ASC 740-30-2, that the deferred tax asset is expected to be realized, and therefore a valuation allowance is no longer needed for the tax benefit of this entity.
         *         *         *
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 2014 Form 10-K; that comments of the Commission staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the 2014 Form 10-K, and that the Company may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.
Sincerely,
/s/ Christopher Carroll

Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer